Mail Stop 4561

June 19, 2008

<u>VIA U.S. MAIL AND FAX (614) 621-9321</u>

Mark E. Yale
Chief Financial Officer
Glimcher Realty Trust
180 East Broad Street
Columbus, OH 43215

       **Re:**    **Glimcher Realty Trust**
              **Form 10-K for Fiscal Year Ended**
              **December 31, 2007**
              **Filed February 22, 2008**
              **Form 10-Q for Quarterly Period Ended**
              **March 31, 2008**
              **Filed April 25, 2008**
              **File No. 001-12482**

Dear Mr. Yale:

       We have reviewed your response letter dated June 9, 2008 and have the following additional comments.  If you disagree with our comments, we will consider your explanation as to why our comments are not applicable.  Please be as detailed as necessary in your explanation.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

General

1.      We note your responses to comments 1-3.  We believe this disclosure is standard
        in the real estate industry and significant to an investor's understanding of your
        business.  Refer to Item 101(c) of Regulation S-K.  Accordingly, please confirm
        that you will include the information provided in your responses in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 22

2.      We note your response to prior comment 5.  Please revise the Overview section to
        provide a more detailed description of the reasons for selling more than half of
        your portfolio over the last five years or explain in more detail why you believe
        this information is not material to investors.  Item 303(a) requires disclosure of
        any information that is necessary to an understanding of your financial condition,
        changes in financial condition, or results of operations.  Please provide the
        additional disclosure in future filings and tell us how you plan to comply.

Funds From Operations, page 26

3.      We note your response to our prior comment 6.  With respect to your presentation
        of FFO excluding impairment and defeasance charges, it does not appear that
        your current disclosures comply with the requirements of Item 10(e)(1)(i)(B) and
        (C) of Regulation S-K.  Please advise or revise.


                                    *    *    *    *


        Please respond to these comments within 10 business days or tell us when you
will provide us with a response.  Please submit your response letter on EDGAR.  You
may contact Jennifer Monick, Staff Accountant, at (202) 551-3295, or the undersigned at
(202) 551-3629 if you have questions regarding comments on the financial statements
and related matters.  Please contact Byron Cooper, Attorney Advisor, at (202) 551-3473
or Karen Garnett, Assistant Director, at (202) 551-3785 with any other questions.


                                                Sincerely,


                                                Kevin Woody
                                                Branch Chief